AMENDMENT NO. 4 TO RIGHTS AGREEMENT

This AMENDMENT NO. 4 made as of the 23rd day of December, 2003, between Boston Life Sciences, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a Delaware corporation (“Continental”), as Rights Agent under that certain Rights Agreement between the Company and Continental, dated as of September 11, 2001, as amended by Amendment No. 1 thereto dated as of November 13, 2001, Amendment No. 2 thereto dated as of November 22, 2002 and Amendment No. 3 thereto dated as of March 12, 2003 (the “Rights Agreement’).

WHEREAS, on September 11, 2001, the Board of Directors of the Company authorized the issuance of Rights (as defined in the Rights Agreement) to purchase, on the terms and subject to the provisions of the Rights Agreement, one one-thousandth of a share of the Company’s Series D Preferred Stock (each, a “Right”);

WHEREAS, on September 11, 2001, the Board of Directors of the Company authorized and declared a dividend distribution of one Right for every share of common stock of the Company outstanding on the Dividend Record Date (as defined in the Rights Agreement) and authorized the issuance of one Right (subject to certain adjustments) for each share of common stock of the Company issued between the Dividend Record Date and the Distribution Date (as defined in the Rights Agreement);

WHEREAS, the Distribution Date has not occurred; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Board has approved an amendment to certain provisions of the Rights Agreement as set forth below;

NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1. Section 1(x) is amended and restated in its entirety as follows:

“(x) “Exempt Person” shall mean Ingalls & Snyder, L.L.C., a New York limited liability company, Ingalls & Snyder Value Partners, L.P., a New York limited partnership, Thomas O. Boucher, Jr., or Robert L. Gipson, so long as such Persons, collectively, together with all Affiliates of such Persons, shall have Beneficial Ownership of less than 20% of the shares of Common Stock then outstanding; provided that for purposes of determining whether any such Persons qualify as an Exempt Person, such Persons and their Affiliates shall be deemed not to have Beneficial Ownership of any Excluded Securities (as defined below) until such date after June 1, 2005, if any, as any such Person or any Affiliate of any such Person shall acquire, or be deemed to acquire, Beneficial Ownership of shares of Common Stock of the Company in addition to the shares of Common Stock of which such Person or Affiliate has Beneficial Ownership on the close of business on June 1, 2005. The term “Excluded Securities” shall mean:

(A) the Company’s 10% Convertible Senior Secured Promissory Notes, dated July 25, 2002 (in the original aggregate principal amount of $4,000,000), dated December 1, 2002 (in the original aggregate principal amount of $143,333) and dated June 1, 2003 (in the original aggregate principal amount of $207,167), and any additional notes which may be issued pursuant thereto in the future (collectively, the “Notes”), and any shares of the Company’s Common Stock issued or issuable upon conversion of the Notes;

(B) the Company’s Warrant No. BLSI-2002-50 exercisable for 500,000 shares of the Company’s Common Stock and any shares of the Company’s Common Stock issued or issuable upon exercise thereof; and

(C) the Company’s Warrant No. BLSI - 2002 - 54 exercisable for 1,000,000 shares of the Company’s Common Stock and any shares of the Company’s Common Stock issued or issuable upon exercise thereof.”

2. Section 1(d) is hereby amended to append the following to the end of the second to last paragraph of such section (i.e. immediately following the sentence ending with the phrase “until the expiration of 40 days after the date of such acquisition.”):

“For the avoidance of doubt, a Person shall not be deemed the “Beneficial Owner” of, or to “beneficially own,” securities held by another Person for purposes of this Section 1(d) solely by reason of the fact that such Persons have an agreement, arrangement or understanding to vote such securities, if such agreement, arrangement or understanding is for the purpose of (i) soliciting revocable proxies or consents to elect or remove directors of the Company pursuant to a proxy or consent solicitation made or to be made pursuant to, and in accordance with, the applicable proxy solicitation rules and regulations promulgated under the Exchange Act, and/or (ii) nominating one or more individuals (or being nominated) for election to the Board or serving as a director of the Company.”

5. Except as expressly amended herein, all other terms and conditions of the Rights Agreement shall remain in full force and effect.

6. This Amendment No. 4 may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one in the same document.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 4 as of the day and year first above written.

BOSTON LIFE SCIENCES, INC.

By:	/s/ Joseph P. Hernon

Name: Joseph P. Hernon Title: Chief Financial Officer and Secretary

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Steven G. Nelson

Name: Steven G. Nelson Title: Chairman of the Board and President